UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

PETROTEQ ENERGY INC.

(Name of Subject Company)

PETROTEQ ENERGY INC.

(Name of Person(s) Filing Statement)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Common Shares
(Title of Class of Securities)

71678B107
(CUSIP Number of Class of Securities)

Dr. Vladimir Podlipskiy
Interim CEO
Petroteq Energy Inc.
15315 W Magnolia Blvd, Suite 120

Sherman Oaks, California 91403

(800) 979-1897
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)

With copies to:

Robbie Grossman	Herbert (Herb) I. Ono
DLA Piper (Canada) LLP	McMillan LLP
1 First Canadian Place, Suite 6000 PO Box 367, 100 King St W Toronto, Ontario Canada M5X 1E2 (416) 365-3500	Royal Centre, Suite 1500 1055 W Georgia St, PO Box 1117 Vancouver, BC Canada V6E 4N7 (604) 689-9111

☐ Check this box if the filing relates solely to preliminary communications made before the commencement a tender offer.

This Amendment No. 6 to  Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the "Statement") originally filed by Petroteq Energy Inc. ("Petroteq" or the "Company") on November 9, 2021.  Except as otherwise indicated, the information set forth in the Statement remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule 14D-9.  This Amendment is being filed to reflect certain updates as set forth below.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(F)	News Release of the Company dated June 10, 2022

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETROTEQ ENERGY INC.

Dated: June 10, 2022	By:	/s/ Vladimir Podlipskiy
Dr. Vladimir Podlipskiy Interim CEO